                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K





(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended  May 31, 1998
                               ------------------
                                       or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
     SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from _____________to______________

     Commission File Number   1-11344
                            ---------------

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       INTERMAGNETICS GENERAL CORPORATION
                             450 Old Niskayuna Road
                           Latham, New York 12110-0461

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

                       Financial Statements and Schedules

                              May 31, 1998 and 1997


                   (With Independent Auditors' Report Thereon)

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                       Financial Statements and Schedules

                              May 31, 1998 and 1997






                                Table of Contents

  Independent Auditors' Report.............................................1

  Financial Statements:

         Statements of Assets Available for Benefits.......................2

         Statements of Changes in Assets Available for Benefits............3

         Notes to Financial Statements.....................................4

                                                                      Schedules
                                                                      ---------

         Line 27(a) - Schedule of Assets Held for Investment Purposes......1

         Line 27(d) - Schedule of Reportable Transactions..................2

                          Independent Auditors' Report


The Plan Administrator
Intermagnetics General Corporation IGC Savings Plan:


We have audited the accompanying statements of assets available for benefits of Intermagnetics General Corporation IGC Savings Plan as of May 31, 1998 and 1997, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Intermagnetics General Corporation IGC Savings Plan as of May 31, 1998 and 1997, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    /s/ KPMG Peat Marwick LLP


Albany, New York
August 31, 1998

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                   Statements of Assets Available for Benefits

                              May 31, 1998 and 1997




                                                    1998            1997
                                                    ----            ----

Assets:
     Investments, at fair value (note 3)       $   17,673,520     14,788,923
     Cash                                                 132            132
     Participant contributions receivable              48,014         50,756
     Employer contributions receivable                  9,741         10,157
                                               --------------   ------------
         Assets available for benefits         $   17,731,407     14,849,968
                                               ==============   ============


See accompanying notes to financial statements.

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

             Statements of Changes in Assets Available for Benefits

                    For the years ended May 31, 1998 and 1997




                                                        1998          1997
                                                        ----          ----

Investment income:
     Net appreciation in fair value of investments  $  2,277,915    1,389,146
     Interest and dividends                               47,328      336,382
                                                    ------------   ----------
                                                       2,325,243    1,725,528

Contributions:
     Participants                                      1,325,315    1,409,199
     Employer                                            260,101      270,651
                                                    ------------   ----------
         Total additions                               3,910,659    3,405,378
                                                    ------------   ----------

Withdrawals and benefits paid to participants           (934,550)    (817,056)
Administrative expenses                                  (94,670)     (56,725)
                                                    ------------   ----------
         Total deductions                             (1,029,220)    (873,781)
                                                    ------------   ----------

Net increase                                           2,881,439    2,531,597

Assets available for benefits:
     Beginning of year                                14,849,968   12,318,371
                                                    ------------   ----------

     End of year                                    $ 17,731,407   14,849,968
                                                    ============   ==========


See accompanying notes to financial statements.

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

                              May 31, 1998 and 1997


(1)    Description of the Plan

       The following brief description of the Intermagnetics General Corporation IGC Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution employee savings plan covering substantially all employees of Intermagnetics General Corporation (the "Company") that became effective on February 1, 1985, as restated on June 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Eligibility

              An employee must complete 12 consecutive months of service from the date of employment, during which time the employee must work at least 1,000 hours and have attained the age of 21 to be eligible to participate in the Plan. Employees can join the Plan on the first day of the month following the date of their first anniversary.

       (c)    Contributions

              Employees who elect to participate in the Plan may contribute on a pretax basis up to 15% of their annual compensation, not to exceed certain Internal Revenue Code limitations. Employer contributions to the Plan are made equal to 50% of participant contributions, up to 3% of their gross compensation, which includes a participant's base compensation, overtime, fees, tips, profits, bonuses and commissions. Additional profit-sharing contributions are at the discretion of the Company.

       (d)    Participant Accounts

              Participants' accounts are credited with the participants' contributions and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances in the respective funds elected.

              The accumulated values of participants' accounts as of May 31 were as follows:

                                                      1998           1997
                                                      ----           ----

                  Active participants             $ 15,221,532    13,900,630
                  Terminated participants            2,509,875       949,338
                                                  ------------   -----------
                                                  $ 17,731,407    14,849,968
                                                  ============   ===========

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

(1), Continued

       (e)    Vesting and Forfeitures

              All participants are fully vested in their contributions and employer matching contributions, plus accumulated earnings thereon. A participant vests in profit-sharing contributions, if any, based upon years of service and is 100% vested after five years of continuous service, death or disability, or upon attainment of age 65.

              Forfeitures of profit-sharing contributions, if any, from accounts of non-vested terminated participants are allocated to remaining participants in the same manner as Company contributions. There were no amounts forfeited during 1998 and 1997.

       (f)    Participant Loans

              Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the balance in the participant's account. Loan terms may not exceed five years, unless for the purchase of a primary residence. The loans bear interest at a rate of prime plus 1% at the time the loan is made, as determined by the plan administrator.

       (g)    Payment of Benefits

              On termination of service due to death, disability or retirement, a participant becomes 100% vested and may elect to receive payment in the form of a lump-sum or defer payment until the later of death, disability, retirement or attainment of age 70-1/2. If a participant's account does not exceed $3,500, a lump-sum payment will be made.

              A participant may also elect benefits to be paid under the qualifying financial hardship provisions of the Plan.


(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on an accrual basis and present the assets available for plan benefits and changes in those assets.

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements


(2), Continued

       (b)    Investments

              Investments are stated at their fair value. The fair values of investments in mutual funds are based on quoted redemption values on the last business day of the Plan year. The investments in the Exeter Trust Company collective investment trust funds are stated at fair value based on the market values of the underlying securities as reflected on the funds' audited financial statements. Intermagnetics General Corporation common stock ("IGC Stock Fund") owned by the Plan is carried at market value based on quoted market prices. Participant loans are valued at cost, which approximates fair value.

              Security transactions are recognized under a method that approximates the trade-date basis. Gain or loss on sales of the Company's common stock is determined using the first-in, first-out
              (FIFO) method, and, for mutual and trust funds, based on the average cost for investments in the respective funds.

       (c)    Administrative Expenses

              Administrative expenses paid by the Company on behalf of the Plan were approximately $18,000 and $22,000 during 1998 and 1997, respectively.

       (d)    Use of Estimates

              The Plan administrator has made certain estimates and assumptions related to the reporting of the financial status of the Plan and changes therein to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(3)    Investments

       The Plan offers participants the option to choose from eight funds, including the IGC Stock Fund. The eight funds currently available to participants are as follows:

                      American Century Ultra Fund
                      Neuberger & Berman Guardian Fund
                      Strong Government Securities Fund
                      Exeter Trust Company collective investment trust funds:
                           Long-Term Growth
                           Growth with Reduced Volatility
                           Defensive Growth
                           Stable Income
                      IGC Stock Fund

       Company contributions are allocated on the same bases as those chosen for participant contributions.

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

(3), Continued

       A summary of plan investments as of and for the years ended May 31, 1998 and 1997 follows:

       May 31, 1998:

                                                             Net Appreciation
                                           Number of Shares   (Depreciation)
                                             or Principal     in Fair Value
                                               Amount          During Year      Fair Value
                                               ------          -----------      ----------
           Investment in mutual funds:
                American Century
                  Ultra Fund                182,592 shares     $ 1,266,893       5,775,599
                Neuberger & Berman
                  Guardian Fund             127,935 shares         347,757       2,477,180
                Strong Government
                  Securities Fund             54,100 shares         48,668         584,919
           Investment in Exeter Trust
              Company collective
                investment trusts:
                Long-Term Growth             257,409 shares        394,291       3,575,073
                Growth with Reduced
                   Volatility                181,252 shares        236,817       2,278,341
                Defensive Growth              54,344 shares         63,413         662,458
                Stable Income                114,143 shares         73,234       1,289,822
           Participant loans                $555,364                     -         555,364
           IGC Stock Fund                     46,366 shares       (153,158)        474,764
                                                               -----------      ----------
                                                               $ 2,277,915      17,673,520
                                                               ===========      ==========

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

(3), Continued

       May 31, 1997:

                                                             Net Appreciation
                                           Number of Shares   (Depreciation)
                                             or Principal     in Fair Value
                                               Amount          During Year      Fair Value
                                               ------          -----------      ----------
             Investment in mutual funds:
                American Century
                  Ultra Fund                 140,224 shares    $   317,563       4,384,202
                Neuberger & Berman
                  Guardian Fund              110,814 shares        349,661       1,987,593
                Strong Government
                  Securities Fund             43,644 shares          5,057         454,422
             Investment in Exeter Trust
                Company collective
                investment trusts:
                Long-Term Growth             250,976 shares        469,153       3,078,445
                Growth with Reduced
                   Volatility                181,163 shares        189,843       2,045,292
                Defensive Growth              51,894 shares         36,777         568,977
                Stable Income                110,868 shares         70,717       1,183,727
           Participant loans                $504,155                     -         504,155
           IGC Stock Fund                     41,304 shares        (49,625)        582,110
                                                                ----------      ----------
                                                                $1,389,146      14,788,923
                                                                ==========      ==========

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

(4)    Summary of Assets Available for Benefits

       A summary of asset balances (including allocated contributions receivable) as of May 31, 1998 and 1997 and changes in assets available for benefits for the years then ended for each investment fund follows:

                                                                                                                       American
                                                                       Stable                                           Century
                                                                       Income         Balanced          Equity           Ultra
                                                                        Fund            Fund             Fund            Fund
                                                                        ----            ----             ----            ----
       Assets available for benefits at May 31, 1996              $    3,021,644       2,352,857       5,915,859             -

           Contributions                                                     -               -               -           578,661

           Net additions to (deductions from) investments
              from investment income and net realized and
              unrealized appreciation (depreciation) in
              fair value of investments                                      -               -               -           554,233

           Reductions in investments due to withdrawals,
              benefit payments and expenses                                  -               -              -           (198,633)

           New loans to participants                                         -               -               -           (64,100)

           Repayments of loans from participants                             -               -               -            87,650

           Transfers, net                                             (3,021,644)     (2,352,857)     (5,915,859)      3,447,302
                                                                  --------------   -------------   -------------    ------------

       Assets available for benefits at May 31, 1997                         -               -               -         4,405,113

           Contributions                                                     -               -               -           525,300

           Net additions to (deductions from) investments
              from investment income and net realized and
              unrealized appreciation (depreciation) in
              fair value of investments                                      -               -               -         1,269,175

           Reductions in investments due to withdrawals,
              benefit payments and expenses                                  -               -               -          (334,555)

           New loans to participants                                         -               -               -           (94,038)

           Repayments of loans from participants                             -               -               -            86,210

           Transfers, net                                                    -               -               -           (61,695)
                                                                  --------------   -------------   -------------    ------------

       Assets available for benefits at May 31, 1998              $          -               -               -         5,795,510
                                                                  ==============   =============   =============    ============



                                                                   Neuberger &     Strong                        Growth
                                                                     Berman      Government                       with
                                                                    Guardian     Securities     Long-Term       Reduced
                                                                      Fund          Fund         Growth        Volatility
                                                                      ----          ----         ------        ----------
       Assets available for benefits at May 31, 1996                     -            -               -              -

           Contributions                                             183,758       46,525         442,019        229,367

           Net additions to (deductions from) investments
              from investment income and net realized and
              unrealized appreciation (depreciation) in
              fair value of investments                              385,754       28,677         469,556        190,218

           Reductions in investments due to withdrawals,
              benefit payments and expenses                         (109,070)     (23,045)        (83,412)      (104,938)

           New loans to participants                                 (10,978)      (2,700)        (70,395)       (47,944)

           Repayments of loans from participants                      14,653        5,074          73,492         36,717

           Transfers, net                                          1,531,591      401,716       2,262,420      1,749,616
                                                                 -----------    ---------    ------------   ------------

       Assets available for benefits at May 31, 1997               1,995,708      456,247       3,093,680      2,053,036

           Contributions                                             200,090       55,304         407,511        194,291

           Net additions to (deductions from) investments
              from investment income and net realized and
              unrealized appreciation (depreciation) in
              fair value of investments                              348,244       48,932         395,107        237,310

           Reductions in investments due to withdrawals,
              benefit payments and expenses                         (138,452)     (76,360)       (169,330)      (148,984)

           New loans to participants                                 (46,900)        (600)       (108,067)       (15,770)

           Repayments of loans from participants                      35,340        4,198          90,642         22,420

           Transfers, net                                             91,288       99,454        (120,972)       (56,786)
                                                                ------------    ---------    ------------   ------------

       Assets available for benefits at May 31, 1998               2,485,318      587,175       3,588,571      2,285,517
                                                                ============    =========    ============   ============

                                                                                                IGC
                                                                  Defensive        Stable      Stock     Participant
                                                                   Growth          Income       Fund      Loan Fund
                                                                   ------        ----------   ---------   ---------
      Assets available for benefits at May 31, 1996                   -               -         520,442    507,437

          Contributions                                            70,228          65,910        63,382        -

          Net additions to (deductions from) investments
             from investment income and net realized and
             unrealized appreciation (depreciation) in
             fair value of investments                             36,921          72,253       (49,242)    37,158

          Reductions in investments due to withdrawals,
             benefit payments and expenses                        (25,627)       (310,306)       (2,994)   (15,756)

          New loans to participants                                (1,525)        (23,950)          -      221,592

          Repayments of loans from participants                     1,837          20,038         6,815   (246,276)

          Transfers, net                                          489,680       1,362,056        45,979        -
                                                                ---------    ------------   -----------   --------

      Assets available for benefits at May 31, 1997               571,514       1,186,001       584,382    504,155

          Contributions                                            64,300          80,712        57,908        -

          Net additions to (deductions from) investments
             from investment income and net realized and
             unrealized appreciation (depreciation) in
             fair value of investments                             63,482          73,664      (152,831)    42,160

          Reductions in investments due to withdrawals,
             benefit payments and expenses                        (18,675)       (116,070)      (17,921)    (8,873)

          New loans to participants                                (5,988)         (8,400)       (1,000)   280,763

          Repayments of loans from participants                     3,835          11,653         8,543   (262,841)

          Transfers, net                                          (13,530)         64,983        (2,742)       -
                                                                ---------    ------------   -----------   --------

      Assets available for benefits at May 31, 1998               664,938       1,292,543       476,339    555,364
                                                                =========    ============   ===========   ========



                                                                    Cash         Total
                                                                    ----         -----
      Assets available for benefits at May 31, 1996                  132       12,318,371

          Contributions                                              -          1,679,850

          Net additions to (deductions from) investments
             from investment income and net realized and
             unrealized appreciation (depreciation) in
             fair value of investments                               -          1,725,528

          Reductions in investments due to withdrawals,
             benefit payments and expenses                           -           (873,781)

          New loans to participants                                  -                -

          Repayments of loans from participants                      -                -

          Transfers, net                                             -                -
                                                                  ------    -------------

      Assets available for benefits at May 31, 1997                  132       14,849,968

          Contributions                                              -          1,585,416

          Net additions to (deductions from) investments
             from investment income and net realized and
             unrealized appreciation (depreciation) in
             fair value of investments                              -           2,325,243

          Reductions in investments due to withdrawals,
             benefit payments and expenses                          -          (1,029,220)

          New loans to participants                                 -                -

          Repayments of loans from participants                     -                -

          Transfers, net                                            -                -
                                                                  ------    -------------

      Assets available for benefits at May 31, 1998                  132       17,731,407
                                                                  ======    =============

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements


(5)    Plan Termination

       Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. If the Plan is terminated, the assets of the Plan shall be distributed to the participants based upon the participants' respective accumulated account balances.


(6)    Income Tax Status

       The Internal Revenue Service has ruled that the Plan qualifies under
       Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualified plan status.

       The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely impact the Plan's qualified status.


(7)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of assets available for benefits per the financial statements to Form 5500:

                                                                                                May 31,
                                                                                     1998                 1997
                                                                                     ----                 ----
         Assets available for benefits per the financial statements             $ 17,731,407          14,849,968

         Less:  Amounts allocated to withdrawing participants                         50,441                 -
                                                                                ------------        ------------

              Assets available for benefits per Form 5500                       $ 17,680,966          14,849,968
                                                                                ============        ============

       The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                                 Year ended
                                                                                May 31, 1998
                                                                                ------------
         benefits paid to participants per the financial statements             $   934,550

         Add:  Amounts allocated to withdrawing participants at May 31, 1998         50,441
                                                                                -----------

              Benefits paid to participants per Form 5500                       $   984,991
                                                                                ===========

       Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to May 31, 1998 but not yet paid as of that date.

                                                                     Schedule 1
                                                                     ----------

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                  May 31, 1998

                                                                                                                    Current
      Identity of Issuer                 Description of Investment                         Cost                      Value
      ------------------                 -------------------------                         ----                      -----
American Century                    Ultra Fund                                         $  5,318,853                5,775,599

Neuberger & Berman                  Guardian Fund                                         2,038,126                2,477,180

Strong Funds                        Government Securities Fund                              566,771                  584,919

Exeter Trust                        Long-Term Growth Collective Investment Trust          2,876,877                3,575,073

Exeter Trust                        Growth with Reduced Volatility Collective
                                        Investment Trust                                  1,900,154                2,278,341

Exeter Trust                        Defensive Growth Collective Investment Trust            587,414                  662,458

Exeter Trust                        Stable Income Collective Investment Trust             1,186,525                1,289,822

*Intermagnetics General             Common Stock                                            189,107                  474,764
   Corporation

Participant Loans                   Loans                                                   555,364                  555,364
                                                                                       ------------             ------------
                                                                                       $ 15,219,191               17,673,520
                                                                                       ============             ============


*Indicates that the issuer is a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.

                                                                     Schedule 2
                                                                     ----------

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                Line 27(d) - Schedule of Reportable Transactions

                             Year ended May 31, 1998

                                                                                                          Current value
                                                                                   Expense                 of asset on
    Identity of                                  Purchase     Selling   Lease   incurred with   Cost of    transaction     Net gain
  Party Involved   Description of Asset            price       price   rental    transaction     asset        date         or (loss)
  --------------   --------------------            -----       -----   ------    -----------     -----        ----         --------
American Century      American Century
                         Ultra Fund            $ 1,972,332        -       -          -         1,972,332    1,972,332          -

                      American Century
                         Ultra Fund                    -      801,665     -          -           728,664      801,665       73,001

Note:    Reportable transactions include:
         (a) A single transaction within the plan year in excess of 5% of the current value of the plan assets;

         (b) Any series of transactions with, or in conjunction with, the same person, involving property other than securities, which amount in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets;

         (c) Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets; and

         (d) Any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with such person, with respect to securities, exceeds 5% of the current value of plan assets.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            INTERMAGNETICS GENERAL CORPORATION
                            IGC SAVINGS PLAN
                            (Name Of Plan)


                             By: /s/Carl H. Rosner
                                 ---------------------------------------
                                 Carl H. Rosner
                                 Trustee


                             By: /s/Michael C. Zeigler
                                 ---------------------------------------
                                 Michael C. Zeigler
                                 Trustee


                             By: /s/Catherine E. Arduini
                                 ---------------------------------------
                                 Catherine E. Arduini
                                 Trustee


Dated:  November 25, 1998

                                  Exhibit Index


Exhibit
-------

23          Consent Of KPMG Peat Marwick LLP